# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Red Violet, Inc., CIK 0001720116
CUSIP: 75704L104
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2650 North Military Trail, Suite 300, Boca Raton, Florida (FL), 33431
Date of event which requires filing of this statement: 05/09/2025
Filed by CIK 0001636349
Persons authorized to receive notices and communications: Joshua B. Weingard, Esq., 2650 North Military Trail,, Suite 300, Boca Raton, Florida (FL), 33431, (561) 757-4000

## Reporting persons
- Dubner Derek (CIK 0001636349): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 518,880; shared voting power 0; sole dispositive power 518,880; shared dispositive power 0; aggregate amount beneficially owned 518,880 (3.7% of the class)
  Comment: (1) Includes 518,880 shares of common stock of Red Violet, Inc. held directly by Derek Dubner.
  
  (2) Calculated using 13,955,918 shares of common stock of Red Violet, Inc. outstanding as of May 5, 2025, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the Securities and Exchange Commission (the "SEC") on May 7, 2025.
- MacLachlan Daniel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 321,884; shared voting power 0; sole dispositive power 321,884; shared dispositive power 0; aggregate amount beneficially owned 321,884 (2.3% of the class)
  Comment: (1) Includes (i) 321,418 shares of common stock of Red Violet, Inc. held directly by Daniel MacLachlan and (ii) 466 shares of common stock of Red Violet, Inc. held by an IRA.
  
  (2) Calculated using 13,955,918 shares of common stock of Red Violet, Inc. outstanding as of May 5, 2025, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on May 7, 2025.
- Reilly James Patrick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 193,958; shared voting power 0; sole dispositive power 193,958; shared dispositive power 0; aggregate amount beneficially owned 193,958 (1.4% of the class)
  Comment: (1) Includes 193,958 shares of common stock of Red Violet, Inc. held directly by James Patrick Reilly.
  
  (2) Calculated using 13,955,918 shares of common stock of Red Violet, Inc. outstanding as of May 5, 2025, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on May 7, 2025.
- Dell Jeffrey Alan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 124,343; shared voting power 0; sole dispositive power 124,343; shared dispositive power 0; aggregate amount beneficially owned 124,343 (0.9% of the class)
  Comment: (1) Includes 124,343 shares of common stock of Red Violet, Inc. held directly by Jeffrey Alan Dell.
  
  (2) Calculated using 13,955,918 shares of common stock of Red Violet, Inc. outstanding as of May 5, 2025, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on May 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Red Violet, Inc.
Address of issuer's principal executive offices: 2650 North Military Trail, Suite 300, Boca Raton, Florida (FL), 33431
Comment: This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Red Violet, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431.

## Item 2. Identity and Background
Name of person filing:
This statement is being filed on behalf of:

(1) Derek Dubner, the Company's Chief Executive Officer and Chairman of the Board of Directors of the Company ("Mr. Dubner");

(2) Daniel MacLachlan, the Company's Chief Financial Officer ("Mr. MacLachlan");

(3) James Patrick Reilly, the Company's President ("Mr. Reilly"); and

(4) Jeffrey Alan Dell, the Company's Chief Information Officer ("Mr. Dell" and, collectively with each of the other persons named in response to this Item 2(a), the "Reporting Persons").
Residence or business address: The address of each of the Reporting Persons is 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431.
Present principal occupation or employment: Mr. Dubner serves as the Company's Chief Executive Officer and Chairman of the Board of Directors of the Company. Mr. MacLachlan serves as the Company's Chief Financial Officer. Mr. Reilly serves as the Company's President. Mr. Dell serves as the Company's Chief Information Officer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Messrs. Dubner, MacLachlan, Reilly and Dell is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock reported herein as beneficially owned by each Reporting Person and for which he holds sole voting and dispositive power were acquired upon the vesting of restricted stock units ("RSUs") granted by the Company to each such individual in consideration for his service as an employee of the Company or through purchases of shares of Common Stock in the open market from third parties through a broker.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons mutually agreed that (i) Messrs. Dubner, MacLachlan and Reilly would each sell 10,000 shares of Common Stock and (ii) Mr. Dell would sell 5,000 shares of Common Stock on the same date and for the same price, for an aggregate amount of 35,000 shares of Common Stock for tax and estate planning purposes.

Additionally, each of the Reporting Persons may be awarded additional equity in consideration for their service as executive officers of the Company as described in Item 2 herein.

The Reporting Persons have no present plans or proposals which would result in, or are related to, any of the transactions described in subparagraphs (a) through (j) of Item 4 under Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D (including footnotes thereto) is incorporated herein by reference. As of the date of this filing, the Reporting Persons together, beneficially own 8.3% of the shares of Common Stock outstanding as of May 5, 2025, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on May 7, 2025, and individually as follows:

(1) Mr. Dubner beneficially owns an aggregate of 518,880 shares of Common Stock, or 3.7%.

(2) Mr. MacLachlan beneficially owns an aggregate of 321,884 shares of Common Stock, or 2.3%.

(3) Mr. Reilly beneficially owns an aggregate of 193,958 shares of Common Stock, or 1.4%.

(4) Mr. Dell beneficially owns an aggregate of 124,343 shares of Common Stock, or 0.9%.

As of the date of this filing, the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Act, and beneficially own the shares of Common Stock as set forth next to their names:

Shareholder Name Derek Dubner
No. of Shares Beneficially Owned(1) 518,880
Percentage Ownership(2) 3.7 %
Sole Voting Power 518,880
Shared Voting Power 0
Sole Dispositive Power 518,880
Shared Dispositive Power 0

Shareholder Name Daniel MacLachlan
No. of Shares Beneficially Owned(1) 321,884
Percentage Ownership(2) 2.3 %
Sole Voting Power 321,884
Shared Voting Power 0
Sole Dispositive Power 321,884
Shared Dispositive Power 0

Shareholder Name James Patrick Reilly
No. of Shares Beneficially Owned(1) 193,958
Percentage Ownership(2) 1.4 %
Sole Voting Power 193,958
Shared Voting Power 0
Sole Dispositive Power 193,958
Shared Dispositive Power 0

Shareholder Name Jeffrey Alan Dell
No. of Shares Beneficially Owned(1) 124,343
Percentage Ownership(2) 0.9 %
Sole Voting Power 124,343
Shared Voting Power 0
Sole Dispositive Power 124,343
Shared Dispositive Power 0

(1) Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons. No Reporting Person is responsible for the completeness and accuracy of the information concerning any other Reporting Person.
(2) The beneficial ownership percentage used in this Schedule 13D is calculated based upon a total of 13,955,918 shares of common stock of Red Violet, Inc. outstanding as of May 5, 2025, as reported on the Quarterly Report on Form 10-Q filed by Red Violet, Inc. with the SEC on May 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The persons named in response to Item 5(a) above have the sole voting power, shared voting power, sole dispositive power, and shared dispositive power with respect to the Common Stock as set forth in Item 5(a).
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, the Reporting Persons have not effected any transactions of shares of common stock.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of each Reporting Person, no one other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by such Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3 and 4 are incorporated herein by reference. Other than as disclosed in this Item 6, there are no other contracts, arrangements, understandings or relationships between the Reporting Persons and any person with respect to securities of the Company.

The Reporting Persons have an informal oral agreement to act as a group for purposes of Regulation 13D solely with respect to the Common Stock of the Company. Except as otherwise set forth in this statement, the Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock, and the filing of this statement shall not be construed as an admission that, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, any Reporting Person is a beneficial owner of any such shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Dubner Derek: /s/ Derek Dubner, Derek Dubner (05/09/2025)
- MacLachlan Daniel: /s/ Daniel MacLachlan, Daniel MacLachlan (05/09/2025)
- Reilly James Patrick: James Patrick Reilly, /s/ James Patrick Reilly (05/09/2025)
- Dell Jeffrey Alan: /s/ Jeffrey Alan Dell, Jeffrey Alan Dell (05/09/2025)